

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2022

Yftah Ben Yaackov
Chief Executive Officer
BYND Cannasoft Enterprises Inc.
7000 Akko Road
Kiryat Motzkin
Israel

      Re: BYND Cannasoft Enterprises Inc.
          Amendment No. 2 to Draft Registration Statement on Form 20-F
          Submitted March 22, 2022
          CIK No. 0001888151

Dear Mr. Ben Yaackov:

      We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments. The reference to our prior comment refers to our letter dated March 14, 2022.

Amendment No. 2 o Draft Registration Statement on Form 20-F

General

1.   We note your response to prior comment 10 regarding the primary growing license from the medical cannabis unit of the Ministry of Health. We note that Exhibit 4.14 still does not list the company, BYND Israel, or Cannasoft as a licensee or authorized party. While you indicate that you provided the ministry with information of your "related parties," you have not indicated whether you have received approval or pre-approval of the assignment to Cannasoft and its public ownership structure. Please clarify whether such approvals have been granted or if there is uncertainty that they may not be received. Further, your response letter indicates that your Israeli counsel has advised you that any transferree of

the entity that holds the license would have a reporting obligation to the MCU. Your disclosure on page 15 appears to broaden this language to apply not just to transfers of shares of Cannasoft, but to shares acquired in BYND Cannasoft through public market purchases. Please disclose what steps the company will take to track whether any person accumulates a five percent interest in the company. Also disclose how the company will meet the other conditions of the license, such as those set forth in Section 5.6 of Exhibit 4.14. Lastly, please clarify whether you intend to identify Israeli counsel who advised you and file their consent as an exhibit.

 You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Louis A. Brilleman, Esq.